Exhibit 99.2

Andrew Bamber, B.Sc. (Mech.), Ph.D. (Mining), P.Eng.
BC Mining Research Ltd.
Suite 122, 1857 West 4th Ave.
Vancouver, British Columbia, Canada
V6J 1M4

CONSENT OF QUALIFIED PERSON

I, Andrew Bamber, B.Sc. (Mech.), Ph.D. (Mining), P.Eng., consent to the public filing of the technical report titled “Technical Report on the Tuligtic Project, Puebla State, Mexico” and
dated 13 March 2013 (the “Technical Report”) by Almaden Minerals Ltd.

I also consent to any extracts from or a summary of the Technical Report in the January 31,
2013 news release of Almaden Minerals Ltd.

I confirm that I have read the January 31, 2013 news release filed by Almaden Minerals Ltd. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 14th day of March, 2013.